784959

1-31-02

02029520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 26 2002

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W.
Calgary, Alberta Canada T3C 0X8

PROCESSED
APR 08 2002
THOMSON FINANCIAL

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ___ Form 40-F ✓]

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also hereby furnishing the information to the Commission pursuant to Rule 12g#-2(b) under the *Securities Exchange Act of 1934.*
YES ___ NO ✓]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

Central Fund of Canada Limited

Portfolio
at
January 31, 2002


Gold Bullion
132,227 fine oz.
Gold
56.0%
Cash & Securities
1.5%
Ratio: 1 fine oz. Gold/50 oz. Silver
Silver Bullion
6,615,768 oz.
Silver
42.5%

Corporate Information

Investor Inquiries

P.O. Box 7319
55 Broad Leaf Crescent
Ancaster, Ontario
Canada L9G 3N6

Telephone: 905/648-7878
Fax: 905/648-4196
Website: www.centralfund.com

Head Office

Hallmark Estates
805, 1323-15th Avenue S.W.
Calgary, Alberta
Canada T3C 0X8

Telephone: 403/228-5861
Fax: 403/228-2222

Stock Exchange Listings

	Electronic Ticker Symbol	*Newspaper Quote Symbol*
AMEX:		
Class A shares	CEF	CFCda
TSE:		
Class A shares	CEF.A	CFund A

Net Asset Value Information

The net asset value per Class A share is available twice daily by calling Central.
The Thursday net asset value is published in financial newspapers in the United States and Canada.
In Canada it is also published daily in the *Globe and Mail Report on Business* Fund Asset Values table.

Central Fund of Canada Limited

1ST QUARTER

THE SOUND MONETARY FUND • LE FONDS MONÉTAIRE SOLIDE •

INTERIM REPORT TO SHAREHOLDERS

for the three months ended January 31, 2002

Statements of Changes in Net Assets

(expressed in U.S. dollars, unaudited)(note 1)

	Three months ended January 31 2002	2001
Net assets at beginning of period	$ 66,351,795	68,364,798
Add (deduct):		
Unrealized appreciation of investments during the period	470,702	334,040
Net loss	(184,443)	(150,605)
Increase in net assets during the period	286,259	183,435
Net assets at end of period	$ 66,638,054	68,548,233

Statements of Loss

(expressed in U.S. dollars, unaudited)(note 1)

	Three months ended January 31 2002	2001
Income:		
Interest	$ 4,909	32,768
Dividends	116	111
	5,025	32,879
Expenses:		
Administration fees	83,346	85,264
Safekeeping, insurance and bank charges	22,165	16,260
Shareholder Information	21,819	22,695
Registrar and transfer agents' fees	14,574	10,599
Directors' fees and expenses	7,016	6,434
Professional fees	6,348	6,564
Miscellaneous	338	330
Foreign currency exchange loss	750	285
	156,356	148,431
Loss from operations before income taxes	(151,331)	(115,552)
Income taxes (note 5)	(33,112)	(35,053)
Net loss (note 6)	$ (184,443)	(150,605)
Net loss per share:		
Class A shares	$ (.01)	(.01)
Common shares	$ (.01)	(.01)

Notes:

4. *In 1985 the shareholders authorized the use of contributed surplus to eliminate any deficit that may arise from losses and on the payment of the Class A shares' stated dividend. Accordingly, $184,443 (2001, $150,605) has been transferred from contributed surplus on January 31, 2002 and 2001 representing the net loss for the three months then ended. This change does not affect the net asset value of the Company.*

5. *Effective November 1, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants with respect to accounting for income taxes retroactively, without restatement. There was no effect on the statement of net assets as at November 1, 2000, as a result of adopting the liability method of tax allocation.*

   Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

   Income taxes pertain to the Canadian Federal large corporations tax, which is intended to be a minimum corporate tax and in the case of Central, operates similarly to a capital tax.

6. *Under Canadian generally accepted accounting principles, the Company records the unrealized appreciation (depreciation) of its investments as a component of shareholders' equity. Under accounting principles generally accepted for investment companies in the United States, these amounts are reflected in the statements of loss. Net income (loss) for the three months ending January 31, 2002 would be $ 286,259; (2001, $183,435) under United States principles. The net assets of the Company are identical under both Canadian and United States generally accepted accounting principles.*

Central Fund of Canada Limited

Statements of Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	January 31 2002	October 31 2001
Net Assets:		
Gold bullion at market, average cost $55,750,650 (note 2)	$ 37,327,690	36,858,284
Silver bullion at market, average cost $62,748,151 (note 2)	28,282,409	28,282,409
Marketable securities at market, average cost $1,005,250	46,593	45,297
Interest bearing cash deposits	1,098,328	1,456,544
Prepaid insurance, interest receivable and other	23,085	34,580
	66,778,105	66,677,114
Accrued liabilities	(140,051)	(131,190)
Dividends payable	-	(194 129)
Net assets representing shareholders equity	$ 66,638,054	66,351,795
Represented by:		
Capital Stock (note 3):		
19,412,860 Class A shares issued	$ 89,701,594	89,701,594
40,000 Common shares issued	19,458	19,458
	89,721,052	89,721,052
Contributed surplus (note 4)	30,764,361	30,948,804
Unrealized depreciation of investments	(53,847,359)	(54,318,061)
	$ 66,638,054	66,351,795
Net Asset Value Per Share (expressed in U.S. dollars):		
Class A shares	$ 3.43	3.42
Common shares	$ 0.43	0.42
Net Asset Value Per Share (expressed in Canadian dollars):		
Class A shares	$ 5.46	5.42
Common shares	$ 0.68	0.66
Exchange rate: U.S. $1.00 = Cdn.	$ 1.5923	1.5867

1. These unaudited financial statements contain all adjustments (consisting of normal recurring accruals) considered by the Company to be necessary for a fair presentation of its financial position, results of its operations and the changes in its net assets for the periods presented.

2. Details of gold and silver bullion holdings at January 31, 2002, (unchanged from October 31,2001) are as follows:

Holdings	Gold		Silver
100 & 400 fine oz bars	129,725	1000 oz bars	6,450,252
Certificates	2,502	Certificates	165,516
Total fine ounces	132,227	Total ounces	6,615,768

Market Value:	Per Fine Ounce	Per Ounce
October 31, 2001	U.S. $ 278.75	U.S. $ 4.2750
January 31, 2002	U.S. $ 282.30	U.S. $ 4.2750

3. The authorized share capital consists of 100,000,000 Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value.

Since October 1989, holders of the Company's Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a "Retraction Date") for 80% of the Company's net asset value per Class A share on the Retraction Date (as calculated in accordance with note 1 (c) (ii)). Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date. The Articles of the Company provide for the suspension of redemptions during specified unusual circumstances such as suspensions of normal trading on certain stock exchanges or the London bullion market or to comply with applicable laws or regulations.

The holders of the Class A shares are entitled to receive a preferential non-cumulative annual dividend of U.S. $.01 per share. Any further dividends declared are to be paid rateably on the Class A shares and Common shares then outstanding, without preference or distinction. The Company has adopted a policy that any dividends declared shall be to shareholders of record at the close of business each October 31, with payment of such dividends being made during November of the same year.

1st QUARTER REPORT

Central Fund is currently 98.5% invested in gold and silver bullion. At January 31, 2002 Central Fund's gold holdings were 129,725 fine oz. of physical bullion and 2,502 fine oz. of gold bullion certificates. Silver holdings were 6,450,252 oz. of physical bullion and 165,516 oz. of silver bullion certificates. The physical bullion is insured and held in safekeeping by a Canadian chartered bank in segregated vault storage. Central Fund continues to fulfil its mandate as "The Sound Monetary Fund".

On behalf of the Board of Directors:

J.C. Stefan Spicer, President

FINANCIAL REVIEW

Results of Operations – Change in Net Assets

The $0.01 or 0.3% increase in net assets per Class A share expressed in U.S. dollar terms during the past three months was due primarily to the 1.3% increase in the price of gold during the period. This increase was partially offset by the small net loss during the period. The price of silver did not change. Net assets per Class A share as expressed in Canadian dollar terms increased at a higher rate by $0.04, or 0.7% as the small increase described above was complemented by the 0.4% increase in the U.S. dollar relative to the Canadian dollar. The components of the change in net asset value per Class A share in U.S. and Canadian dollars are summarized in the adjacent table.

Net Asset Value per Class A Share	*U.S.$ Terms*	*Cdn. $ Terms*
October 31, 2001	*$3.42*	*$5.42*
Changes due to:		
Gold price	*.02*	*.04*
Silver price	*-*	*-*
Weaker Cdn. $	*N/A*	*.02*
Other	*(.01)*	*(.02)*
Total changes	*.01*	*.04*
January 31, 2002	*$3.43*	*$5.46*

Results of Operations – Net Loss

The net loss for the three months ended January 31, 2002 is 22.5% higher than that of the same three month period in 2001. This increased net loss is mainly attributable to the decline in interest income during the period compared to the same period in 2001. Interest income decreased as a result of lower average cash balances in the current period combined with a significant and sustained round of interest rate reductions implemented by the Bank of Canada and the Federal Reserve during 2001. Operating expenses increased by 5.3% in the three months ended January 31, 2002 as compared to the same period in 2001.

The Company did not sell any of its gold and silver bullion holdings during either of these periods.

Liquidity and Capital Resources

Central Fund's dollar liquidity objective is to hold cash reserves primarily for the payment of operating expenses, taxes and Class A share dividends. Should Central Fund not have sufficient cash to meet its needs, a nominal portion of Central Fund's bullion holdings may be sold to fund tax and dividend payments, provide working capital, and pay for redemptions of Class A shares (if any). Sales of such holdings could result in Central Fund realizing capital gains or in the current bullion market, losses. Central Fund qualifies as a "Mutual Fund Corporation" for Canadian income tax purposes. Any Canadian tax payable by Central Fund to the extent it relates to taxable capital gains, is fully refundable when the realized gains are distributed by way of special capital gains dividends or deemed to be distributed to shareholders through redemptions.

For the three months ended January 31, 2002, Central Fund's cash reserves decreased by $358,216 as amounts were used to pay operating expenses, taxes and the Class A share dividend. Management monitors Central Fund's cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED

Date: March 15, 2002

by: ______________________

J.C. Stefan Spicer
President